INNOVUS POWER, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Innovus Power, Inc.
Durango, Colorado

We have reviewed the accompanying financial statements of Innovus Power, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of operations, statements of changes in stockholders' equity, and cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

April 19, 2024
Los Angeles, California

INNOVUS POWER INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	117,790	$	31,314
Acccounts Receivable, net		-		10
Inventory		107,287		25,183
Prepaids and Other Current Assets		587,201		7,455
Total Current Assets		**812,278**		**63,962**
Property and Equipment, net		-		0
Right of Use Assets		21,647		31,782
Intangible Assets		130,787		144,676
Security Deposit		7,682		7,682
Total Assets	$	**972,394**	$	**248,102**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	969,492	$	888,645
Loans Payable		2,693,212		2,977,826
Current Portion of Operating Lease Liability		13,345		12,835
Other Current Liabilities		1,726,260		433,444
Total Current Liabilities		**5,402,309**		**4,312,750**
Operating Lease Liability, net of current portion		9,562		20,049
Total Liabilities		**5,411,871**		**4,332,799**
STOCKHOLDERS EQUITY				
Common Stock		7,340		7,340
Series A- 2 Preferred Stock		9,817		9,817
Additional Paid in Capital		6,912,719		6,912,719
Accumulated Deficit		(11,369,353)		(11,014,573)
Total Stockholders' Equity		**(4,439,477)**		**(4,084,697)**
Total Liabilities and Stockholders' Equity	$	**972,394**	$	**248,102**

See accompanying notes to financial statements.

INNOVUS POWER INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 80,775	$ 204,585
Cost of Goods Sold	-	59,867
Gross profit	80,775	144,718
Operating expenses		
General and Administrative	376,772	344,739
Sales and Marketing	8,800	-
Research and Development	-	-
Total operating expenses	385,572	344,739
Operating Income/(Loss)	(304,797)	(200,021)
Interest Expense	32,310	835
Other Loss/(Income)	17,673	(42,430)
Income/(Loss) before provision for income taxes	(354,780)	(158,426)
Provision/(Benefit) for income taxes	-	800
Net Income/(Net Loss)	$ (354,780)	$ (159,226)

See accompanying notes to financial statements.

INNOVUS POWER INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Series A- 2 Preferred Stock		Additional Paid In	Retained earnings/	Total Shareholder
	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2021	7,339,527	$ 7,340	9,817,000	$ 9,817	$ 6,912,719	$ (10,855,347)	$ (3,925,471)
Net income/(loss)						(159,226)	(159,226)
Balance—December 31, 2022	7,339,527	$ 7,340	9,817,000	$ 9,817	$ 6,912,719	$ (11,014,573)	$ (4,084,697)
Net income/(loss)						(354,780)	(354,780)
Balance—December 31, 2023	7,339,527	$ 7,340	9,817,000	$ 9,817	$ 6,912,719	$ (11,369,353)	$ (4,439,477)

See accompanying notes to financial statements.

INNOVUS POWER INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2023**		**2022**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(354,780)	$	(159,226)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		13,889		13,889
Non-cash lease expense		158		1,104
Changes in operating assets and liabilities:				
Acccounts receivable, net		10		4,563
Inventory		(82,104)		93,665
Prepaids and Other Current Assets		(579,746)		(6,455)
Accounts Payable		80,847		(117,537)
Other Current Liabilities		1,292,816		138,637
Security Deposit		-		(3,676)
Net cash provided/(used) by operating activities		**371,090**		**(35,036)**
CASH FLOW FROM INVESTING ACTIVITIES				
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Loan Payable		-		52,411
Repayment of Loan Payable		(284,614)		-
Net cash provided/(used) by financing activities		**(284,614)**		**52,411**
Change in Cash		86,476		17,375
Cash—beginning of year		31,314		13,939
Cash—end of year	**$**	**117,790**	**$**	**31,314**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	99,694	$	835

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Innovus Power Inc. was incorporated on June 6, 2013, in the state of Delaware. The financial statements of Innovus Power Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Durango, Colorado.

Innovus Power offers power generation services focusing on the design and production of microgrid setups for variable speed generator sets. Innovus Power's products include:

- Variable Speed power generation Systems
- PowerBridge systems for solar, wind, and stored energy integration into fossil/biofuel generation and fuel cell power generation systems. PowerBridge is sold as part of new power systems being introduced or can be sold as an upfit to power systems already in operation
- Design simulation and modeling services assisting customers in providing microgrid and distributed generation system design solutions
- Operational support including power dispatch management and maintenance for Innovus EMCS systems in service.
- Software license fee for EMCS systems in service

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit loss was not material to the financial statements.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials and other inventories which are determined using a FIFO (first-in-first-out) method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

Innovus Power Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its products and service through a direct sales process using company employees, contractors, and sales representatives paid through commissions.

Cost of sales

Costs of goods sold include the cost of goods sold, cost of labor, and cost of engineering services.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 19, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2023	2022
Other Inventory	107,287	24,901
Direct material	-	282
Total Inventory	$ 107,287	$ 25,183

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Prepaid expenses	587,201	319
Prepaid Insurance	-	7,136
Total Prepaids and Other Current Assets	$ 587,201	$ 7,455

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Accrued Expenses	722	42,000
Deferred Payment to officers	367,458	267,459
Accured Interest	-	67,384
Tax Payable	-	8,184
Customer Deposit	1,358,080	-
Other current liabilities	-	48,417
Total Other Current Liabilities	$ 1,726,260	$ 433,444

5.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consist of:

As of Year Ended December 31,	2023	2022
Gracier Bay Patent	$ 250,000	$ 250,000
Intangible assets, at cost	**250,000.00**	**250,000**
Accumulated amortization	(119,213)	(105,324)
Intangible assets, Net	**$ 130,787**	**$ 144,676**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2023, and 2022 were in the amount of $13,889 and $13,889, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of

Period	Amortization Expense
2024	$ 13,889
2025	13,889
2026	13,889
2027	13,889
Thereafter	75,232
Total	**$ 130,787**

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 19,817,000 shares of Common Stock with a par value of $0.001. As of December 31, 2023, and December 31, 2022, 7,339,527 shares were issued and outstanding, respectively.

Series A- 2 Preferred Stock

The Company is authorized to issue 9,817,000 shares with a $0.001 par value. As of December 31, 2023, and December 31, 2022, 9,817,000 shares were issued and outstanding, respectively.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

| Debt Instrument Name | Principal Amount | Interest Rate | Contract date | For the Year Ended December 2023 | | | For the Year Ended December 2022 | | | | |
				Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Bridge Loan - Maureen Smith (Convertible in to equity)	$ 49,500	24.00%	3/7/2023	$ -	$ -	$ -	$ 11,880	$ 27,458	$ 49,500	$ -	$ 76,958
Bridge Loan - Rich Bailey (Convertible in to equity)	$ 40,000	24.00%	12/9/2020	-	-	-	9,600	19,779	40,000	-	19,779
Ed Hoffman	$ 813,900	No agreement in place		813,873	-	813,873	-	-	813,873	-	813,873
Marc Hoffman	$ 971,252	No agreement in place		923,057	-	923,057	-	-	971,252	-	971,252
Ed Hoffman	$ 214,000	No agreement in place		214,000	-	214,000	-	-	214,000	-	214,000
Ian Copeland	$ 384,700	No agreement in place		384,700	-	384,700	-	-	384,700	-	384,700
John Horton	$ 504,500	No agreement in place		357,584	-	357,584	-	-	504,500	-	504,500
Total				$ 2,693,214	$ -	$ 2,693,214	$ 21,480	$ 47,236	$ 2,977,826	$ -	$ 2,985,062

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023	
2024	$ 2,693,214
2025	-
2026	-
2027	-
2028	-
Thereafter	-
Total	**$ 2,693,214**

8. LEASES

The Company has an operating lease for business premises which has terms maturing through 2025. Monthly payments range from $1,062 to $1,149. Rent expense is recorded on a straight-line basis over the lease term.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2023 are as follows:

2024	$ 13,345
2025	9,562
2026	-
2027	-
2028 & Thereafter	-
Total	**$ 22,907**

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (90,649)	$ (4,614)
Valuation Allowance	90,649	40,682
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (2,816,154)	$ (2,725,505)
Valuation Allowance	2,816,154	2,761,573
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $11,022,128, and the Company had state net operating loss ("NOL") carryforwards of approximately $11,022,128. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

During the past periods, the Company received loans from one of the shareholders and officers, Marc Hoffman. There is no contract in place. The loan bears no interest rate and has no set maturity date. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $923,057 and $971,252, respectively.

During the past periods, the Company received loans from one of the shareholders and officers, Ed Hoffman. There is no contract in place. The loan bears no interest rate and has no set maturity date. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $1,027,873.

During the past period, the Company received loans from one of the shareholders, Ian Copeland. There is no contract in place. The loan bears no interest rate and has no set maturity date. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $384,700.

During the past period, the Company received loans from one of the shareholders, John Horton. There is no contract in place. The loan bears no interest rate and has no set maturity date. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $357,584 and $504,500, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through April 19, 2024, which is the date the financial statements were available to be issued.

On January 16, 2024, the company amended its Articles of Corporation, expanding its authorization to issue 125,001,000 shares of common stock and 70,471,224 shares of preferred stock. Currently, 70,471,224 shares of common stock and 28,859,767 shares of preferred stock have been issued, all set at a par value of $0.0001 per share. Furthermore, the company has allocated 10,375,001 shares for the NetCapital Crowdfunding platform and 15,294,023 shares for the Equity Incentive Plan.

There have been no other events or transactions during this time which would have a material effect on these financial statements.